Exhibit 2

For further information, please contact: Maurizio Dessolis Chief Financial Officer Tel 39 0437 7777 Fax 39 0437 770727 e-mail: investor@derigo.com NYSE: DER	November 18th 2005 FOR IMMEDIATE RELEASE
DE RIGO’S BOARD APPROVES PLAN FOR DELISTING, DEREGISTRATION
AND TERMINATION OF ITS ADR PROGRAM, ANNOUNCES EXTRAORDINARY
DIVIDEND
November 18, 2005 (Longarone, Italy) — The Board of Directors of De Rigo S.p.A. (NYSE:DER) has approved a plan that is expected to lead to De Rigo’s delisting from the New York Stock Exchange and the deregistration of De Rigo’s securities under the U.S. securities laws, as well as the termination of De Rigo’s ADR Depositary Agreement with The Bank of New York.
The delisting of De Rigo’s American Depositary Shares and the deregistration of De Rigo’s ordinary shares and ADSs under the U.S. Securities Exchange Act of 1934, as amended, are subject to the formal approval of a meeting of De Rigo’s shareholders that is currently expected to be held on December 13, 2005, and to compliance with applicable U.S. securities laws and the rules of the NYSE. De Rigo currently expects that its ADSs will cease to trade on the New York Stock Exchange and that its ADR Program will terminate in the first half of January.
Based on the results of a recent tender offer for any and all outstanding ordinary shares and ADSs of De Rigo by DR 3 S.r.l., a wholly-owned subsidiary of De Rigo Holding B.V., which is wholly owned by the brothers Ennio and Walter De Rigo, De Rigo believes that approximately 97.4% of its outstanding share capital is held by the De Rigo brothers, directly or indirectly through De Rigo Holding and DR 3.
The Board also approved payment of an extraordinary dividend in the amount of €1.65 per ordinary share/ADS, or a total of approximately €70 million, which is also subject to formal shareholder approval at the meeting on December 13, 2005. The record date for the extraordinary dividend is expected to be December 16, and the dividend is expected to be paid to holders of ordinary shares on December 19 and to holders of ADRs on December 29.
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De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Ermenegildo Zegna, Escada, Etro, Fila, Furla, Jean Paul Gaultier, La Perla and Mini, as well as its own brands Police, Sting and Lozza.